Mail Stop 3-8


									May 4, 2005

By Facsimile and U.S. Mail

Mr. G. Stephen Felker
Chairman, President and Chief Executive Officer
Avondale Incorporated
506 South Broad St
Monroe, GA 30655

	RE:	Form 10-K for the fiscal year ended August 27, 2004
Forms 10-Q for the quarters ended November 26, 2004 and February
25,
2005

Dear Mr. Felker:

	We have reviewed the responses in your letter dated April 26, 2005 and have the following additional comment. Where indicated, we think you should revise your disclosures in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**********************************

FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 27, 2004

Item 6. Selected Financial Data, page 14

1. Based on your response to prior comment 4, it is our understanding that the ratio of "Adjusted EBITDA to interest expense, net and discount and expenses on sale of receivables" is not one of your debt covenants. Accordingly and as previously requested, please tell us in detail why you nonetheless believe you are permitted to include this measure in your filings in light of the prohibitions in Item 10(e) of Regulation S-K. Also, if you continue to believe that inclusion of this ratio is appropriate, please supplementally show us what your revised disclosures in future filings will look like with respect to this measure.

**********************************

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed supplemental response letters greatly facilitate our review.
Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

   	If you have any questions regarding this comment, please direct them to Staff Accountant Andrew Blume at (202) 551-3254. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions regarding disclosure issues may be directed to me at (202) 551-3843.

							Sincerely,


							George F. Ohsiek, Jr.
							Branch Chief

Mr. G. Stephen Felker
Chairman, President and Chief Executive Officer
Avondale Incorporated
May 4, 2005
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